October 2, 2008

Securities And Exchange Commission
Division of Corporation Finance
CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561
Attention:  Lyn Shenk, Branch Chief

RE:

SunOpta Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Period Ended June 30, 2008
File Number: 000-09989

This letter is the response of SunOpta Inc. (the “Company”) to the Staff’s comments to the above referenced Forms 10-K and 10-Q, which comments were included in a letter from the Staff to the Company dated September 18, 2008.  The Company has included each of the Staff’s comments in this letter and its corresponding response immediately thereafter.

Form 10-K for the Year Ended December 31, 2007

Selected Financial Data, page 44

1.

Please briefly describe, or cross-reference to a discussion thereof, factors that materially affect the comparability of the information reflected, pursuant to the second paragraph of instruction 2 to Item 301 of Regulation S-K. We note that you have made several acquisitions during the years presented.

In applicable future periodic filings we propose to add disclosure similar to the following discussion below the Selected Financial Data:

We have completed a number of acquisitions over the five fiscal periods presented.  For a listing of the acquisitions completed by the SunOpta Food Group and Opta Minerals, refer to Part I, Item 1 of this Form 10-K entitled “Business”.  In addition, the pro-forma revenue, pro forma earnings, and pro-forma basic and diluted earnings per share are presented in note 18 of the Consolidated Statement of Earnings contained in Part IV of this Form 10-K.

Management’s Discussion and Analysis, page 45
Critical Accounting Estimates, page 45

2.

The disclosure here should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or that you expect may materially affect financial condition and operating performance.  Your disclosure should be explicit as to which of the identified factors are most sensitive to change, deviations of estimates and assumptions from actual results, and the circumstances that resulted in revised assumptions in the past or could lead to material changes in the future.  To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered.  Refer to Section V of “Interpretation: commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.  Please revise your disclosure as indicated, and provide us with a copy of your intended disclosure.

We plan, in future periodic reports, to include disclosure similar to the following, with the additions to the disclosure from our 2007 10-K noted in italics:

Revenue recognition

The Company recognizes revenue at the time of delivery of the product or service and when all of the following have occurred:  a sales agreement is in place, price is fixed or determinable, and collection is reasonably assured.  In the SunOpta BioProcess segment, the percentage of completion method is used to account for significant contracts when related costs can be reasonably estimated.  The amounts of revenue and profit recognized each year are based on the ratio of hours incurred to the total expected hours.  Costs incurred on long-term contracts include labor, material, other direct costs and overheads.  Losses, if any, on long-term contracts are recognized during the period they are determined. Total expected hours on a project are based on management’s estimates during the progression of a project, including meeting specific criteria under the contract, testing during certain phases, and ensuring overall functionality.  The Company updates the total expected hours to be incurred as new information becomes known.  Significant differences between actual and the estimated hours to complete a project could result in changes in the amount of revenues recorded and their related costs being realized, which could also impact gross margins in a particular period.

Accounts receivable

The Company’s accounts receivable primarily includes amounts due from its customers.  The carrying value of each account is carefully monitored with a view to assessing the likelihood of collection.  An allowance for doubtful accounts is provided for as an estimate of losses that could result from customers defaulting on their obligation to the Company.  In assessing the amount of reserve required, a number of factors are considered including the age of the account, the credit worthiness of the customer, payment terms, the customer’s historical payment history and general economic conditions.  Because the amount of the reserve is an estimate, the actual amount collected could differ from the carrying value of the amount receivable.  Note 4 of the 2007 Consolidated Financial Statements provides an analysis of the changes in the allowance for doubtful accounts.

Inventory

Inventory is the Company’s largest current asset.  The Company’s inventory consists primarily of raw materials and finished goods held for sale.  Inventories are valued at the lower of cost, valued on a weighted average cost basis, or estimated net realizable value except certain grain inventories that are carried at market value.  Depending on market conditions, the actual amount received on sale could differ from management’s estimated value of inventory when provisions to record inventory at market are necessary.  In order to determine the value of inventory at the balance sheet date, management evaluates a number of factors to determine the adequacy of  provisions for inventory.  The factors include the age of inventory, the amount of inventory held by type, future demand for products and the expected future selling price management expects to realize by selling the inventory.  These estimates made by management are judgmental in nature and are made at a point in time, using available information, expected business plans and expected market conditions.  The Company performs a review of its inventory by reporting unit and product line on a quarterly basis.  In 2007, the Company recorded a significant inventory provision to adjust the carrying value of inventory in the fruit group to market as a result of increased raw material, processing and input prices that resulted in anticipated selling prices being lower than the cost of our inventories.  Total provision required in 2007 amounted to $10,328,000 based on management’s action plan to reduce its inventory levels in this group.   Refer to ‘Results of Operations’ in the ‘Management Discussion and Analysis’ for further information on inventory valuation issues that occurred in 2007.  Note 5 of the 2007 Consolidated Financial Statements provides an analysis of the movements in inventory reserve.

Prepaid and other current assets

Prepaid and other current assets include amounts paid in cash and recorded as a current asset prior to consumption by the Company.  The balance also includes advances to growers required to secure future delivery of product (net of provisions).  An allowance against realizing these advances is recorded when it is determined that the Company will not recover the advances, due to default on scheduled repayment terms, or general economic or market conditions.  Advances to growers are typically made at the start of the growing season.  The Company monitors its advances to growers by monitoring adherence to agreed upon terms as well as  evaluating general economic and market conditions, and assessing the status of the crops being grown in order to determine if the collection of the advance is at risk.

Management judgment is required to assess whether allowances against growers advances are necessary including assessing the relationships with the growers and expected crop.  At the end of the growing season, management re-evaluates any existing advances and provides fully for any advances relating to the previous season.  Due to assumptions relating to the quality of the grower and expected crop additional provisions maybe necessary compared to initial estimates.

Impairment testing of goodwill

With the implementation of Statement of Financial Accounting Standard (“SFAS”) No. 142 in 2002, goodwill and intangible assets with an indefinite life are no longer amortized, but instead are tested at least annually for impairment.  Any impairment loss is recognized in income.

In accordance with SFAS No. 142, the Company evaluates goodwill for impairment on a reporting unit basis.  Reporting units are operating segments or components of operating segments for which discrete financial information is available.  To evaluate goodwill, the fair value of each reporting unit is compared to its carrying value.  Where the carrying value is greater than the fair value, the implied fair value of the reporting unit goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of the reporting unit with any remainder being allocated to goodwill.  The implied fair value of the reporting unit goodwill is then compared to the carrying value of that goodwill to determine whether an impairment loss exists.

The Company measures the fair value of reporting units using discounted cash flows.  Because the business is assumed to continue in perpetuity, the discounted future cash flow includes a terminal value.  The first year or base year in the calculation of the discounted cash flow model is based on actual results in each component, adjusted for unusual and non-recurring items.   Future years’ cash flows to perpetuity are forecasted based on projected revenue growth, and management’s planned business strategies in future periods that would impact actual cash flows reported in the base year.  Examples of planned strategies would include a plant or line expansion at an existing facility, a reduction of working capital at a specific location, and price increases or cost reductions within business units.  The revenue growth and planned business strategies for future periods incorporated into the discounted cash flow model reflect the Company’s long-term view of the market.  The discount rate is based on our targeted weighted average cost of capital, which is not necessarily the same as our weighted average cost of capital.  These assumptions are subject to change and are also impacted by the Company’s ability to achieve its forecasts and by economic conditions which may impact future results and result in projections not being attained.  Each year the Company re-evaluates the assumptions used to reflect changes in the business environment.  Based on the impairment test performed this year, it was determined that the carrying value of the Berry Operations in the SunOpta Fruit Group exceeded its fair value.  As a result, the Company recorded an impairment charge of $996,000 to the Consolidated Statement of Earnings.

In 2005 the Company impaired goodwill and a trademark in the amount of $185,000 primarily due to the exit of certain businesses.

Intangible assets

It is intended that this disclosure be removed on future filings.  We believe that the key assumptions, judgments, uncertainties and estimates related to intangible assets have been disclosed in the purchase price allocation section below.

Previous Disclosure

Intangible assets consist principally of customer relationships, grower relationships, patents and trademarks and licenses, distribution agreements and acquired workforce that generally arise from acquisitions.  Customer relationships, trademarks and other finite intangibles are amortized on a straight-line basis for the period over which we expect to receive economic benefits.

Purchase price allocation

Business acquisitions are accounted for by the purchase method of accounting.  Under this method, the purchase price is allocated to the assets acquired and the liabilities assumed based on the fair value at the time of the acquisition.  Any excess purchase price over the fair value of identifiable assets and liabilities acquired is recorded as goodwill.  The assumptions and estimates with respect to determining the fair value of intangible assets acquired generally requires the most judgment, and include estimates of future profitability, and/or customer and supplier based attrition, income tax rates and discount rates.  Changes in any of the assumptions or estimates used in determining the fair value of the acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.  Future net earnings can be affected as a result of changes in these estimates resulting in an asset or goodwill impairment.  Further, amortization periods are subjective based on expected useful lives and chosen rates.  Note 2 of the consolidated financial statements provide information with respect to businesses acquired during the last two years and note X outlines annual amortization expense relating to these intangibles.

Accrued expenses and other assets

The Company is constantly required to make estimates of future payments that will be made and received which relate to current and future accounting periods.  These estimates cover items such as accrued but unpaid wages and bonuses, estimates of taxes and estimates of amounts payable or receivable under legal suits.  In establishing appropriate accruals and receivable balances, management must make judgments regarding the amount of the disbursement or receipts that will ultimately be incurred or received.  In making such assessments, management uses historical experience as well as any other special circumstances surrounding a particular item.  The actual amount paid or received could differ for management’s estimates.

Income taxes

The Company is liable for income taxes in the United States, Canada, and other jurisdictions where the Company has conducted business.  In making an estimate of its income tax liability the Company must first make an assessment of which items of income and expense are taxable in a particular jurisdiction.  This process involves a determination of the amount of taxes currently payable as well as the assessment of the effect of temporary timing differences resulting from different treatment of items for accounting and tax purposes.  These differences in the timing of the recognition of income or the deductibility of expenses result in deferred income tax balances that are recorded as assets or liabilities as the case may be on the Company’s balance sheet.  The Company also makes an estimate on the amount of valuations allowance to maintain relating to loss carry forwards and other balances that can be used to reduce future taxes payable.  This judgment is based on forecasted results in the jurisdiction and certain tax planning strategies and as a result actual results may differ from forecasts.  Management assesses the likelihood of the ultimate realization of these tax assets by looking at the relative size of the tax assets in relation to the profitability of the businesses and the jurisdiction to which they can be applied to, the number of years based on management’s estimate it will take to use the tax assets and any other special circumstances.  If different judgments had been used, the Company’s income tax liability could have been different from the amount recorded.  In addition, the taxing authorities of those jurisdictions upon audit may not agree with the Company’s assessment.  Note 13 of the 2007 Consolidated Statement of Earnings provides an analysis of the changes in the valuation allowance and the components of the Company’s deferred tax assets.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”.  This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company recorded a $100,000 increase to the income tax provision and opening retained earnings in connection with the Company’s adoption of FIN 48 on January 1, 2007.  As of December 31, 2007 and January 1, 2007, the Company had total unrecognized tax benefits (including interest and penalties) of $nil for potential foreign exchange gains on certain investments.  All of the unrecognized tax benefits could impact the Company’s effective tax rate if recognized.  The Company does not expect that the total amount of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.  While the Company believes it has adequately provided for all tax positions, amounts asserted by taxing authorities could differ from the Company’s accrued position.  Accordingly, additional provisions on federal, provincial, state and foreign tax-related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved.

Stock compensation

The Company maintains several stock option plans under which incentive stock options may be granted to employees and non-employee directors.  Prior to 2006, the Company had adopted the fair value measurement provisions of SFAS No. 123 which required the note disclosure of the Company’s earnings as if stock compensation was recorded.  Effective January 1, 2006 the Company adopted SFAS No. 123(R), “Stock Based Compensation”, using the modified perspective transition method which requires the Company to record stock based compensation expenses within the Statement of Earnings.  As required by the standard, the Company presents the pro-forma note disclosure for stock based compensation for 2005 in note 1 of the 2007 Consolidated Financial Statements.

At each grant date, management is required to estimate a number of inputs, such as the estimated life of the option and the forfeiture rate used in the Black-Scholes model to determine a fair value for the options granted to employees or non-employee directors.   Once determined at the grant date, fair value of the stock award is recorded over the vesting period of the options granted.  Refer to Note 11 of the 2007 Consolidated Financial Statements for disclosure of the inputs used to determine the fair value of stock based compensation granted in 2007, 2006 and 2005.

Results of Operations, page 48

3.

We note the reference in your analyses of the comparative periods that follows of the impact of corporate cost allocations.  Please disclose the basis for such allocations to your segments and divisions.  Should any of these allocations be disproportionate or asymmetrical with regard to a segment or division, disclose the basis for such.

With respect to the corporate cost allocations charged from corporate to the segments and divisions, the basis for the allocation is (1) specific identification of allocable costs that represent a service provided to each division, and (2) proportionate distribution of costs based on a weighting of factors such as revenue contribution and number of people employed within each division.  The allocable costs are primarily based on salaries of corporate personnel who perform back office functions for the divisions, as well as costs related to the enterprise resource management system used within several of the divisions.  We do not believe that these allocations are disproportionate or asymmetrical with regard to a segment or division.

In applicable future periodic filings we will provide disclosure of the foregoing matters.

4.

Please include a general discussion in regard to material variances in specific line items as presented in the statement of earnings in all applicable periodic filings so that readers may have a perspective on a consolidated basis.  For example, disclose the decrease in consolidated gross profit margin and increase in consolidated SG&A as a percent of revenues.  Include in your discussion any trends that may be represented by these variances.

In applicable future periodic filings we will include a discussion on material variances on the consolidated statement of earnings line items as well as a discussion of any trends that may be represented by such variances.

Segmented Operations Information (2007 vs. 2006), page 50
SunOpta Fruit Group, page 52

5.

Please quantify for us and in your disclosure the provisions required to reduce the investment in inventory to NRV.

As disclosed in ‘Note 5 – Inventories’ in the Notes to the Consolidated Financial Statements, the total inventory provision at December 31, 2007 was $10,859,000.  By reporting segment, the breakdown of the provision is as follows:

•

Grains and Foods Group:

$  969,000

•

Ingredients Group:

    247,000

•

Fruit Group:

 7,981,000

•

Distribution Group:

    952,000

•

BioProcess:

    710,000

Included in the provision for the Fruit Group is $6,753,000 for the Berry Operations to reduce the carrying value of certain inventory to its net realizable value.  In applicable future periodic filings we will include similar disclosure quantifying the components of the inventory provision.

Liquidity and Capital Resources, page 63
Cash flows, page 64

6.

Please quantify in terms of cash the significant factors and associated underlying reasons that materially contributed to the changes in cash flows of operating activities for comparative periods in all applicable periodic filings.  Note that references to changes in line items in the statements of cash flows do not necessarily provide a sufficient basis for a reader to analyze the impact on cash.  Refer to Section IV.B.1 of “Interpretation:  ‘Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.  Provide us with a copy of your intended revised disclosure.

In applicable future periodic filings we will include disclosure, similar to the discussion that appears below, addressing the significant factors and associated underlying reasons that materially contributed to the changes in cash flows of operating activities :

Cash flows – 2007 compared to 2006

Net cash and cash equivalents increased $29,348,000 during fiscal 2007 (2006 – decreased $4,501,000) to $30,302,000 as at December 31, 2007 (2006 - $954,000).  Overall, the increase in cash and cash equivalents represents the proceeds generated by an equity issuance by the Company and the proceeds from the SunOpta BioProcess preferred share private placement of $27,954,000, offset by the use of cash for working capital purposes of $47,387,000, capital expenditures of $29,686,000 and acquisitions.

Operating activities used cash of $35,077,000 in 2007, as compared to being a source of cash of $9,504,000 in 2006.  A decrease in earnings of $10,552,000 was a contributing factor to the use of cash in 2007 as compared to 2006, as well as an increase in cash used in working capital.  With respect to working capital, the largest use of cash in 2007 compared to 2006 was for inventory in the amount of $47,204,000.  As noted in the ‘Result of Operations’ in this ‘Management Discussion & Analysis’, the California Berry Operations pursued an aggressive purchasing strategy during 2007 to increase inventory levels as part of a growth strategy.  However, there was an abundant supply of inventory in the market in the last half of 2007 which resulted in an increased amount of inventory on hand at December 31, 2007.  In addition to the inventory at California Berry Operations, the SunOpta Grains and Foods Group held approximately $21,000,000 of inventory at December 31, 2007 as compared to approximately $8,000,000 at December 31, 2006.  The increase in commodity prices throughout 2007, as well as quantities on hand to service the 35% increase in sales in 2007 over 2006 also contributed to usage of cash for inventory.  The other significant use of cash from 2006 to 2007 was in accounts receivable in the amount of $8,636,000.  Over the same period, consolidated sales increased by $206,468,000 or approximately 35%, while total accounts receivable increased by $14,130,000 or approximately 19%.  The use of cash is disproportionate to the increase in accounts receivable, due to the decrease in days’ sales outstanding from 40.0 days at December 31, 2006 to 36.6 days at December 31, 2007, which reflects improved collection efforts.  Partially offsetting the usage of cash for inventory and accounts receivable was a source of cash of $9,302,000 due to an increase in accounts payable and accrued liabilities.  The increase in payables is less than the increase in inventory, as the crops purchased in the fourth quarter have shorter payment terms, versus increased inventory levels at year end.

Cash used in investing activities in 2007 was $54,103,000 as compared to $41,396,000 in 2006.  Similar to 2006, the primary uses of cash were to fund acquisitions ($21,319,000 in 2007 as compared to $33,188,000 in 2006), and the purchase of property, plant and equipment ($29,686,000 in 2007 as compared to $10,911,000 in 2006).  Our long-term growth strategies include growth of internal or existing businesses, as well as growth through strategic acquisitions.  We completed the acquisition of four businesses in 2007 as compared to six in 2006, the details of which are disclosed in note 2 of the Notes to Consolidated Financial Statements contained elsewhere herein.  Purchases of property, plant and equipment were higher than in 2007, primarily within the Fruit and Distribution Group’s.  Increased capital spending in the Fruit Group is due to the addition of bar-forming equipment within our healthy fruit snack business, in order to increase production of healthy fruit snacks.  Increased spending in the Distribution Group was the result of the construction of a warehousing facility in Western Canada, which merged three former distribution facilities under a single roof.  The remaining usage of cash in 2007 included $1,805,000 for patents, trademarks and other intangible assets, of which $1,200,000 was for the Herbon trade name, and $1,076,000 relating to advances to a supplier to assist with and secure product from the 2007 harvest season.

Cash provided from financing activities in 2007 was $118,031,000, as compared to $27,260,000 in 2006.  The $90,771,000 increase over 2006 was the result of an equity offering of 5,175,000 common shares that occurred in February 2007 which generated $54,989,000 to the Company, and private placement of preferred shares by the Company’s subsidiary, SunOpta BioProcess Inc, which contributed $27,954,000 of cash.  Included with the preferred shares issued by SunOpta BioProcess Inc were warrants to purchase common shares of the Company, which occurred in the fourth quarter of 2007, resulting in $7,501,000 of cash proceeds to the Company.  Net borrowings of long-term debt increased from $10,839,000 to $12,089,000 in 2007, while short term borrowings under line of credit facilities contributed additional cash of $5,345,000 in 2007.  These short-term borrowings, along with $9,500,000 on the company’s revolving acquisition facility, were used to fund acquisitions that occurred during the year.

Contractual Obligations, page 66

7.

As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table.  Where interest rates are variable and unknown, you may use your judgment to determine whether to include such estimates.  If you elect to include them, you may determine the appropriate methodology to estimate the interest payments.  Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate.   If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

In applicable future periodic filings we will include scheduled interest payments, which will include the known fixed rate payments, as well as management’s estimate of variable rate payments.  Approximately 22% of outstanding long-term debt at December 31, 2007 was variable.  We will also include a footnote to the table which will clarify that interest payments are included, as well as our methodology and assumptions used to determine variable rate interest payments.

Consolidated Statements of Earnings and Comprehensive Income, page F4

8.

Please present goodwill impairment for 2007 in “earnings before the following,” or explain to us why your presentation is appropriate.  It appears that such goodwill impairment is associated with an operating item. We also note that goodwill impairment recorded in 2005 is included in “other expense, net” within “earnings before the following.”

In applicable future periodic filings we will reclassify goodwill impairment in “earnings before the following” for the comparative period.

Notes to Consolidated Financial Statements, page F8
Note 1. Description of business and significant accounting policies, page F8
Inventories, page F8

9.

Please explain to us and disclose the basis for “market” in regard to the valuation of commodity grain inventories and the basis in GAAP for your treatment.  Cite for us relevant guidance in support of your accounting.

“Market” in regards to valuing our grain inventories is based on quoted prices on the Chicago Board of Trade (“CBoT”).  Quantities of specific product inventory are multiplied by the quote on the CBoT adjusted for basis quoted by the terminals we ship grain to.  Market values are determined daily as the items are traded on CBoT.  We follow the guidance in AICPA Audit and Accounting Guide Audits of Agricultural Producers and Agricultural Cooperatives, Chapters 5 and 12 for guidance on accounting for the valuation of grain inventory.

In applicable future periodic filings we will include similar disclosure regarding the valuation of commodity grain inventories.

Derivative instruments, page F12
(b) Exchange-traded commodity futures, page 13

10.

Please disclose the amount of gains and losses on these transactions included in cost of goods sold related to grain inventories.

For the years ended December 31, 2007, 2006 and 2005, the gain included in cost of sales was $185,000, $275,000 and $nil, respectively.

In applicable future periodic filings we will include similar disclosure regarding gains and losses included in cost of goods sold related commodity grain inventories.

Note 5.  Inventories, page F22

11.

In the table for the inventory reserve, please present “additions” and “effects of foreign exchange rate differences” separately so that readers may see the magnitude of each.

For the year-ended December 31, 2007, the impact of foreign exchange differences was not considered to be material.  In applicable future periodic filings we will separately disclose “additions” and “effects of foreign exchange rate differences” if the exchange rate differences are determined to be material (with comparative amounts).

Note 16.  Commitments and contingencies, page F36
(i)Contingent consideration, page F38

12.

Please disclose the acquisitions for which no maximum contingent consideration exists, and describe the basis upon which such consideration is determined and over what time period.

The Hahamovitch acquisition which occurred in 2005 is the only acquisition for which there is no maximum contingent consideration and the earn-out period is still open.  Certain other acquisitions for which the earn-out period closed on December 31, 2007 also did not have maximum contingent consideration thresholds.

Based on the purchase and sale agreement for the Hahamovitch acquisition, the contingent consideration is determined based on 25% of EBITDA earned over a specified amount for the fiscal years ended December 31, 2008, 2007 and 2006.  To date, no contingent consideration has been recorded on this acquisition.

In applicable future periodic filings we will include similar disclosure regarding acquisitions for which no maximum contingent consideration exists.

Note 17. Segmented information, page F38

13.

It does not appear that your corporate activities represent a “business” pursuant to paragraph 10.a of FAS 131 or that aggregation of corporate activities with other business activities is permissible pursuant to paragraphs 17 and 19 of FAS 131 and EITF 04-10.  Also refer to question and answer 7 of the FASB staff’s implementation guide for FAS 131 in regard to aggregation for further guidance.  Accordingly, please present information for BioProcess and corporate separately here and in your MD&A analysis.

In applicable future periodic filings we will disclose both BioProcess and corporate activities as separate segments under FAS 131 and comparative periods.  In the past, we had aggregated corporate with BioProcess as the revenue of BioProcess was less than 1% of consolidated revenue and the margins of BioProcess were discussed in the MD&A analysis.

We have and will continue to monitor each of our identified operating segments as business activities change to ensure reported segments are consistent with the guidance provided by FAS 131.

Supplemental financial information (unaudited).  Page F48

14.

To the extent material to the corresponding period, please provide relevant disclosure pursuant to Item 302(A)(3) of Regulation S-K.  It appears that inventory provisions and goodwill impairments you have recorded would be examples of applicable disclosure.

We note that the goodwill impairment charge of $996,000 is specifically included in the supplemental information table for the fourth quarter ended December 31, 2007.  In applicable future periodic filings we will add footnote disclosure for each quarter disclosing the total inventory provision charge included within the cost of sales line.

Form 10-Q for the Quarterly Period Ended June 30, 2008
Notes to Condensed Consolidated Financial Statements, page 10
Note 1. Basis of presentation and new accounting pronouncements, page 10

15.

We note from your disclosures that market/fair value measurements are recorded on a recurring basis for commodity grains inventory and associated futures contracts, interest rate swap and forward foreign currency contracts.  In this regard, it is not clear to us why you did not consider disclosure pursuant to paragraph 32 of FAS 157 to be material.  Please explain.

We will include in applicable future periodic filings disclosure with respect to FAS 157 fair value substantially similar to the following:

Note XX:  Fair Value

The Company adopted the provisions of SFAS 157 applicable to financial assets and liabilities and to certain non-financial assets and liabilities that are measured at fair value on a recurring basis, effective January 1, 2008.  SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements.  SFAS 157, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

SFAS 157 provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability.  These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

•

Level 1:  Quoted prices for identical instruments in active markets that are observable

•

Level 2:  Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments that are non-active; inputs other than quoted prices that are observable and derived from or corroborated by observable market data

•

Level 3:  Valuations derived from valuation techniques in which one or more significant inputs are unobservable

This hierarchy requires the use of observable market data when available.

The following table presents for each of the fair value hierarchies, the assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2008:

	Fair Value Asset (Liability)	Level 1	Level 2	Level 3
(a) Commodity grains inventory	$21,184	$21,184	$-	$-
(b) Interest rate swap	(843)	-	(843)	-
(c) Forward foreign currency contracts	(241)	(241)	-	-

(a)

Commodity grains inventory

Commodity grains inventory is valued using quoted market prices from the Chicago Board of Trade (“CBoT”) less a basis quoted by the terminals we deliver to.   This inventory falls into level 1 of the fair value hierarchy, as quoted prices in an active market are readily available.

(b)

Interest rate swap

Our subsidiary, Opta Minerals, entered into an interest rate swap to minimize its exposure to interest rate risk.  The fair value of this swap is based on information received from its counterparty and reflects current interest rates and forward rates.  Changes in fair value are recorded in the financial statements.  The mark-to-mark gain or loss falls into level 2 of the fair value hierarchy, as observable market change is used to determine fair value.

(c)

Foreign forward currency contracts

The Company enters into forward foreign exchange contracts to reduce its exposure to fluctuations in foreign currency exchange rates.  For any open forward foreign exchange contracts at quarter ends, the spot rate is compared to the forward rate, and a gain or loss is recorded.  These contracts are placed in level 1 of the fair value hierarchy, as there are quoted prices in active markets to observe the fair value determination.

Management’s Discussion and Analysis, page 26
SunOpta Distribution Group, page 32

16.

 From your disclosure it does not appear that the reclasses made in 2008 in regard to customer discounts and programs were also made in 2007 for comparative purposes.  Please conform prior year presentations to the current year for consistency, including all related measurements (for example, gross profit margin) and analysis.

With respect to your comment above, we note that in 2007, program fee costs were recorded as a selling, general and administrative expense, as opposed to a reduction of revenue in accordance with EITF 01-9.  The total costs incurred in 2007 for the program fees were $2,050,000.  On a consolidated basis, we did not reclass these fees as they were not considered to be material to net income, or earnings per share (i.e. reclassification between sales and SG&A).  As a percentage of consolidated revenue, $2,050,000 represents 0.25% of consolidated revenue of $804,494,000.  Beginning January 1, 2008, the program fees have been recorded as a reduction of revenue, in accordance with EITF 01-9.  As the reclassification was not recorded in 2007, we have not adjusted our 2007 quarters but will show for Q3 2007 comparative.

17.

Additionally, please explain to us why it is appropriate pursuant to EITF 01-9 to record customer discounts and programs as a component of expenses rather than as a reduction of the associated revenue.  Tell us the aggregate amount related to such discounts and programs recorded in each of the last three annual periods and in the most recent interim period.

As noted above in our response to comment #16, effective January 1, 2008, these program fees have been recorded as a reduction of revenue on our consolidated statement of earnings.  The disclosure included on page 32 of the June 30, 2008 10-Q is incorrect, as the program fees for fiscal 2008 through June 30, 2008 have been correctly reclassified to revenue in the consolidated results.  We will make sure this treatment is correctly disclosed in the narrative discussion in applicable future filings.

With respect to the program fees for the last three annual periods, and the most recent interim period, the amounts are as follows:

•

Six Months Ended June 30, 2008:

$1,275,000

•

Year Ended December 31, 2007:

  2,050,000

•

Year Ended December 31, 2006:

     300,000  **

•

Year Ended December 31, 2005:

 nil  **

** The amounts in fiscal 2005 and 2006 are considerably less than 2007 and 2008 year-to-date, as the business in question was acquired in the fourth quarter of 2006.

SunOpta Fruit Group, page 37

18.

Your analysis in the last paragraph hereunder in regard to the operating losses of the Fruit Group does not appear consistent with the information provided in the table which presents an increase in operating loss.  Please revise accordingly.  Explain to us the reason for the increase in the loss.  Include in your explanation more detailed information specific to any impacts of the inventory valuation and related issues existing at December 31, 2007 on your results for the six months ended June 30, 2008 relative to the comparative prior year period.  For example, explain to us in more detail the impacts on 2008 gross profit and related margin percentage of the inventory that had been recorded at net realizable value at December 31, 2007.

We will, in applicable future periodic filings, clarify that segment operating income decreased by $253,000.  In addition to the reported disclosure in the SunOpta Fruit Group MD&A the following margin specific discussion relating to the Berry Operations further details the reasons for the increased operating loss:

For Berry Operations, increased gross margins over the same period in 2007 were the result of price increases to customers, partially offset by higher production, storage, and operating costs as well as the sell through of certain inventory that was reduced to net realizable value at December 31, 2007.  In order to reduce storage and other handling costs on inventories, and to prepare for the 2008 production season which began during the second quarter, the Company has undertaken efforts to sell through the stock of inventory that existed at December 31, 2007.  The provision to reduce the carrying value of certain inventory to net realizable value was recorded based on information available subsequent to year end and prior to filing the Company’s financial results for the year ended December 31, 2007.  Accordingly, sales of these products have yielded close to zero margins.

Liquidity and Capital Resources (at June 30, 2008), page 40
Cash Flows from Operating Activities, page 41

19.

The measure “cash flows provided by operations before working capital charges” appears to be a non-GAAP measure.  Accordingly, please conform your disclosure to all applicable requirements of Item 10(e) of Regulation S-K.  In the alternative, discontinue presenting such a measure.

In applicable future periodic filings, we will not use the non-GAAP measure of “cash flows provided by operations before working capital charges”.

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filings referenced at the beginning of this letter;

•

staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.

The Company understands you may have additional comments based on the above responses.  Please address any questions or comments you may have about this letter and the registration statement to me at SunOpta Inc. 2838 Bovaird Drive West, Brampton, Ontario, Canada, L7A 0H2.  Tel: (905) 455-1990, Fax: (905) 455-2529.

Very truly yours,

John Dietrich
Vice President and Chief Financial Officer

cc:  Doug Jones, Division of Corporation Finance

John D. Kauffman

James M. Kearney